06008015

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: January 31, 2007<br>Estimated average burden<br>hours per response...12.00 |

RECEIVED MAR 07 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 209

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53475 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

## A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER:

Goldes Securities, Inc. (formerly NYDSE, Inc.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

524 West 23rd Street
(No. and Street)

| New York | NY | 10011 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Davison (212) 363-1000
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LING JIANG, CPA, PC
(Name - if individual, state last, first, middle name)

| 36-09 Main Street, #3D | Flushing | NY | 11354 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED JUN 14 2006 THOMSON FINANCIAL

**CHECK ONE:**

BEST AVAILABLE COPY

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**SEC 1410 (06-02)** **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Michael Davison, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldes Securities, Inc. (formerly NYDSE, Inc.), as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

LING JIANG
Notary Public, State of New York
No. 01 [illegible]133972
Qualified in [illegible] County
Commission Expires [illegible] 19, 2009

3/5/06

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDES SECURITIES, INC.
(formerly NYDSE, INC.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2005

Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 11,236 |
| Note receivable – officer | | 4,914 |
| Note receivable - affiliate | | 55,809 |
| Property and equipment – at cost, net of accumulated depreciation of $14,222 | | 5,154 |
| Total assets | $ | 77,113 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 3,755 |
| Stockholders' equity: | | |
| Common stock, $1, par value 10,000 shares authorized, issued and outstanding | | 10,000 |
| Additional paid in capital | | 683,422 |
| Retained earnings (deficit) | | (620,064) |
| | | 73,358 |
| Total liabilities and stockholders' equity | $ | 77,113 |

The accompanying notes are an integral part of these financial statements.